UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the period ended December 31, 2003	Commission file number 001-09553

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

WESTINGHOUSE SAVINGS PROGRAM

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, New York 10036

(Address of principal executive offices)

WESTINGHOUSE SAVINGS PROGRAM
FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2003

INDEX

Pages
Financial Statements:
Report of Independent Registered Public Accounting Firm	1

Statements of net assets available for benefits at December 31, 2003 and December 31, 2002	2

Statement of changes in net assets available for benefits for the year ended December 31, 2003	3

Notes to financial statements	4 - 10

Supplemental Schedule:
Schedule H, line 4i, Schedule of Assets Held at End of Year	S - 1

All other schedules are omitted as not applicable or not required.

Signatures	S - 4

Exhibit:
23.1-Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and
Administrator of the
Westinghouse Savings Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 25, 2004

WESTINGHOUSE SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	At December 31,
	2003	2002
ASSETS
Cash and cash equivalents	$—	$3,263

Investments	1,902,517	2,021,618
Investment in master trust investment accounts	121,331	157

Receivables:
Interest and dividends	7,818	375
Total assets	2,031,666	2,025,413

LIABILITIES
Investment manager fees payable	192	572

Other accounts payable	—	528

Total liabilities	192	1,100

Net assets available for benefits	$2,031,474	$2,024,313

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

Year Ended December 31, 2003
Additions to net assets attributed to:

Investment Income:
Interest	$94,635
Dividends	1,807

Net appreciation in fair value of investments	50,866

Investment income from master trust investment accounts	16,725

Total additions	164,033

Deductions from net assets attributed to:

Benefits paid to participants	155,636

Administrative expenses	1,236
Total deductions	156,872

Net increase	7,161

Net assets available for benefits, beginning of year	2,024,313

Net assets available for benefits, end of year	$2,031,474

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was established by CBS Broadcasting Inc. (formerly CBS Inc.) a wholly owned subsidiary of CBS Corporation (“CBS”) (formerly doing business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. (“Viacom” or “the Company”).  As a result of the merger, the Company became the sponsor of the Plan.

At December 31, 2003 and 2002, all participants of the Plan were retirees or terminated employees who are fully vested.  No contributions can be made to the Plan and no new loans may be requested. All participant accounts are participant directed.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by a retirement committee appointed by the Company’s Board of Directors. Mellon Bank, N.A. is the trustee and custodian of Plan assets.

Participant Accounts

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of Plan assets. Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest.

Each participant’s account is credited with the participant’s share of the net investment income and any realized or unrealized gains or losses, net of certain plan expenses.

Plan participants have the option of investing their rollover contributions and account balances among fifteen investment options. These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds, registered investment companies (mutual funds) and Viacom Inc. Class B Common Stock.

Loans to Participants

Prior to 2000, participants were eligible to receive loans based on their account balances.  As the Plan is frozen, no new loans can be requested. During the year ended December 31, 2003, $16,000 of participant loans in default were recorded as deemed distributions and included in Benefits Paid to Participants in the statement of changes in net assets. There are no other loans outstanding.

Distributions and Withdrawals

Participants in the Plan, or their beneficiaries, may receive their account balances in a lump sum, in installments over a period of up to 20 years or they may make unlimited withdrawals at any time in the event of retirement. Termination of employment results in a full distribution of participants’ account

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

balance and in the event of disability or death the participant may receive their account balances in a lump sum or in installments over a period of up to 20 years.  Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds.  Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan or may be paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class B Common Stock and investments in registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in commingled trust funds are determined by each fund’s trustee based upon the fair value of the underlying securities. Guaranteed insurance contracts and synthetic guaranteed insurance contracts are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as affiliated companies’ plans. Pursuant to the Master Trust, the Trustee has created four Master Trust Investment Accounts. Prior to March 1, 2003, the MTIAs consisted of the Putnam Large Cap Growth Fund (“Putnam Fund”).  During March 2003, three additional MTIAs were formed, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund and The Boston Company Large Cap Value Fund.  The Mellon Bank EB SMAM Aggregate Bond Index Fund and The Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Prior to forming MTIAs, these investments were held by the plan as commingled trust funds. Each of these MTIAs is maintained exclusively for the Master Trust.  Each participating plan has an undivided interest in the MTIAs.

The fair value of a unit of participation in all MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest. Income is distributed to participants based on their respective account balances.

Security Transactions

Purchases and sales of securities are recorded on the trade date.  The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  Investment securities are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 4 – INVESTMENTS

The following table presents the Plan's investments as of December 31, 2003 and 2002:

	2003	2002

Registered investment companies	$157,371	$130,125
Common/collective trust	5,214	109,054
Common stock	132,881	134,635
Loans to participants	—	20
Guaranteed investment contracts, at contract value	421,556	516,689
Synthetic guaranteed investment contracts, at contract value	1,126,001	1,064,217
Cash and cash equivalents	59,494	66,878
Investments, at fair value	$1,902,517	$2,021,618

At December 31, 2003 and 2002, the fair value of the investments at contract value in the aggregate was approximately $1,700,597 and $1,771,019, respectively.

Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts include investments in derivatives including collateralized mortgage obligations (CMOs), real estate mortgage investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond and Eurodollar futures contracts. The notional and fair values of these derivatives, as estimated by the various investment managers based on discounted cash flow analysis, are $282,789 and $255,842 as of December 31, 2003 and $49,400 and $20,183 as of December 31, 2002, respectively.  The average blended yield of all the investment contracts as of December 31, 2003 and 2002 was 5.54% and 6.16%, respectively.  The weighted average crediting interest rate as of December 31, 2003 was 5.90%.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table presents the values of investments representing 5% or more of the Plan’s net assets as of December 31, 2003 and 2002.

	2003	2002
Investment contracts, at contract, at contract value:
Monumental Life Insurance	$386,650	$365,188
Union Bank of Switzerland	$318,118	$300,329
CDC Financial Products, Inc. No 1222-01	$249,046	$235,108
CDC Financial Products, Inc. BR-222-06	$103,835
Viacom Inc. Class B Common Stock, at fair value	$132,881	$134,635

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Registered investment companies	$27,605
Commingled trusts	11,213
Viacom Inc. Class B Common Stock	12,048
Net appreciation	$50,866

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated December 18, 2001 stating that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

NOTE 6 – TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action is in accordance with applicable law.

In the event that the Plan is terminated, the Plan provides that the net assets of the Plan be distributed to participants based on their respective account balances.

NOTE 7– INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total investments of the MTIAs at December 31, 2003 and 2002 were as follows:

	At December 31,
	2003	2002
Putnam Large Cap Growth Fund	.26%	.28%
Barclays Global Investors S&P 500 Index Fund	19.95%	—
Mellon Bank EB SMAM Aggregate Bond Index Fund	9.35%	—
The Boston Company Large Cap Value Fund	3.73%	—

See Note 2 for a description of the MTIAs.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table presents the investments held by the MTIAs:

	At December 31,
	2003	2002
Putnam Large Cap Growth Fund, at fair value
Common stocks	$138,793	$109,469
Registered investment companies	3,686	3,400
Cash and cash equivalents	448	1,901
Barclays Global Investors S&P 500 Index Fund (a)	565,116	—
Mellon Bank EB SMAM Aggregate Bond Index Fund(a)	58,783	—
The Boston Company Large Cap Value Fund(a)	73,380	—
Net Investments held by the MTIAs	$840,206	$114,770

(a) Invested entirely in commingled trusts.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2003

Interest income	$16
Dividends	1,486
Net appreciation of Putnam Fund	28,423
Net appreciation of Commingled Trusts	150,345
Investment manager fees	(943)
Net investment income	$179,327

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2003	2002

Net assets available for benefits per the financial statements	$2,031,474	$2,024,313
Amounts allocated to withdrawing participants	(1,852)	(3,513)
Net assets available for benefits per the Form 5500	$2,029,622	$2,020,800

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 2003 Plan year:

Year Ended December 31, 2003

Benefits paid to participants per the financial statements	$155,636
Add amounts allocated to withdrawing participants as of December 31, 2003	1,852
Less amounts allocated to withdrawing participants as of December 31, 2002	(3,513)
Benefits paid to participants per the Form 5500	$153,975

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(in thousands)

Identity of issue, borrowing lessor or similar party	Current Value

Registered Investment Companies:
DFA U.S. Small Cap Fund	$11,725
Fidelity Growth & Income Portfolio	69,681
Fidelity Mid-Cap Stock Fund	6,925
Janus Fund	45,491
Vanguard LifeStrategy Income Fund	3,538
Vanguard LifeStrategy Conservative Growth Fund	5,899
Vanguard LifeStrategy Moderate Growth Fund	6,410
Vanguard LifeStrategy Growth Fund	7,702

Common/Collective Trust:
Capital Guardian International fund (Non-US)	5,214

Common Stock:
* Viacom Inc. Class B Common Stock	132,881

Guaranteed Insurance Contracts:
John Hancock Mutual Life Insurance Company No. 15046 GAC 6.40% 11/1/2004	23,340
Security Life of Denver Insurance Company SA-0276 5.82% 6/1/2006	28,773
Protective Life Insurance Company GA-1691 6.60% 9/1/2004	54,320
Prudential Insurance Company of America GA-10112-212 5.75% 11/1/2005	20,306
Prudential Insurance Company of America GA-10112-211 6.55% 12/1/2004	18,079
Security Life of Denver Insurance Company FA-0926 5.65% 5/2/2005	34,308

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(in thousands)

Identity of issue, borrowing lessor or similar party	Current Value

Business Mens Assurance Company of America No. 1423 5.92% 3/1/2005	26,008
Canada Life Assurance Company P46100 5.64% 6/1/2005	25,605
Canada Life Assurance Company P46107 5.73% 8/1/2006	17,280
Security Benefit Life Insurance Company G-0111 5.7% 6/1/2005	17,174
Jackson National Life Insurance Company G-1378-2 5.29% 10/1/2005	15,757
Business Mens Assurance Company of America No. 1436 6.01% 7/3/2006	12,291
Prudential Insurance Company of America GA-10112-221 6.53% 3/1/2004	12,046
Security Benefit Life Insurance Company G-0104 6.50% 11/1/2004	21,399
Security Life of Denver Insurance Company SA-0361 5.65% 9/01/2006	13,178
Hartford Life Insurance Company GA-10655A 5.21% 3/1/2007	26,928
Security Benefit Life Insurance Company G-0114 4.11% 6/1/2007	26,264
General Electric Corp. GS3835GECA 3.30% 12/20/2030	28,500

Schedule H, line 4i

WESTINGHOUSE SAVINGS PROGRAM

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(in thousands)

Identity of issue, borrowing lessor or similar party	Current Value

Synthetic Guaranteed Insurance Contracts:

Monumental Life Insurance Company MDA00303TR variable% 12/20/2030	386,650
Union Bank of Switzerland No. 3071 variable% 12/20/2030	318,118
Caisse des Depots et Consignations No. 1222-01 variable% 12/20/2030	249,046
Caisse des Depots et Consignations BR-222-06 5.93% 5/15/2006	103,835
Caisse des Depots et Consignations BR-222-07 5.49% 9/1/2005	68,352
Short Term Investment Fund:
* Mellon EB Temporary Investment Fund variable % 12/31/2099	59,494

Total investments	$1,902,517

*                 Identified as a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTINGHOUSE SAVINGS PROGRAM

Date: June 25, 2004	By:	/s/ BARBARA MICKOWSKI
Barbara Mickowski
Member of the Retirement Committee